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Alternative Investment
Strategies

WORLD MONITOR TRUST II--
SERIES D
MONTHLY REPORT/
DECEMBER 27, 2002

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(LOGO)

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WORLD MONITOR TRUST II--SERIES D
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Dear Interest Holder:

Enclosed is the report for the period from November 30, 2002 to December 27, 2002 for World Monitor Trust II--Series D ('Series D'). The net asset value of an interest as of December 27, 2002 was $93.48, an increase of 0.66% from the November 29, 2002 value of $92.87. The calendar year-to-date return for Series D was an increase of 14.22% as of December 27, 2002. Additionally, the return for the quarterly period from September 28, 2002 to December 27, 2002 was an increase of 5.93%.

Quarterly Market Overview

Overall global economic activity remained weak during the fourth quarter of 2002. U.S. equity markets were down for the third consecutive year fueled by corporate accounting scandals, uncertainty about the war with Iraq and disappointing corporate profits. This resulted in decreased business investment, reduced production and increased unemployment. While retail sales weakened since the third quarter and retailers reported disappointing holiday sales, overall consumer spending was better than expected due, in part, to lower interest rates. Decreased interest rates also fueled the real estate market, driving housing prices higher despite an environment of sluggish employment and declining household wealth. Foreign economies generally mirrored that of the U.S. In South America, economic conditions remained fragile, most notably Argentina and Venezuela, as well as Brazil which continued to be hurt by uncertainties regarding the incoming government. In Europe and Asia, economic recovery appeared to have slowed as well, but the U.K. and Canada recorded moderate economic expansion.

Equity markets rallied in mid October, triggered by a surge of global economic optimism, but fell once again towards quarter-end as emotions waned. Overall, equity markets around the world showed poor performance for 2002. In the U.S., the Dow Jones Industrial Average was down 16.76% for the year while the S&P 500 was down 23.37%. The London FTSE returned a negative 24.48% and the Hong Kong Hang Seng Index ended the year down 18.21%.

Global bond prices were slightly weaker at the start of the quarter as interest rates rose in response to the stock market rally and optimism on economic prospects. This trend reversed when the U.S. Federal Reserve Bank (the 'Fed') cut interest rates by 50 basis points to 1.25%, a new 40-year low, at its first quarterly meeting in November. This was the first rate cut of 2002, following 11 cuts in 2001. The Fed also switched its economic outlook for the near future from a bias toward 'economic weakness' to 'balanced'. In its second meeting this quarter, the Fed left interest rates unchanged at 1.25%. U.S., Japanese and European bond markets ended the year strong as a result of poor equity market performance.

In foreign exchange markets, the U.S. dollar began the quarter up amid evidence of a firming U.S. economy, but traded lower against many major foreign currencies in December. The market reacted to the sluggish U.S. economy, weaker foreign demand for the U.S. dollar and expectations of war with Iraq. The Japanese yen was weak throughout the quarter as a result of Japan's poor economy and the country's banking crisis while the British pound and Canadian dollar strengthened as a result of positive economic data.

In spite of the sluggish world economic growth, energy markets moved higher in response to apprehension over Iraqi tension and the Venezuelan oil strike. Crude oil moved from the low $20's per barrel to over $30 a barrel at year-end.

Potential war in the Middle East and poor equity market performance contributed to a surge in the gold markets. Gold ended the year above $300 an ounce. Base metal prices fell due to weak economies and decreased industrial production. In agricultural commodity markets, drought in many of the key growing areas, including western United States and Australia, drove price increases in corn, wheat and the soybean complex. Sugar prices moved lower in November due to an abundant supply and expectations for a large crop in 2003.

Quarterly Performance of Series D

The following is a summary of performance for the major sectors in which Series D traded:

Interest rates (+): Poor performance in the equity markets and weak global economies strengthened U.S. and European bond prices leading to gains in long U.S. Treasury and euro bond positions.

Currencies (+): The U.S. dollar fell against many foreign currencies toward quarter-end as the market reacted to the sluggish U.S. economy, weaker foreign demand for the U.S. dollar and expectations of conflict in the Middle East. Long euro, Australian dollar and British pound positions resulted in gains.

Metals (+): Weak economic conditions caused price declines in industrial metals resulting in gains for short copper positions.

Indices (+): Short positions in the S&P 500, Italian MIB 30 and London FTSE resulted in gains as weak economic data and disappointing earnings reports depressed global equity markets throughout the quarter.

The estimated net asset value per interest as of January 31, 2003 was $97.39. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at (212) 778-2443.

          Sincerely yours,

          /s/ Eleanor L. Thomas
          ---------------------
          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
--------------------------------------------------------------
For the period from November 30, 2002
 to December 27, 2002
Revenues:
Realized gain on commodity transactions...........    $ 90,994
Change in unrealized commodity positions..........       1,068
Interest income...................................       9,341
                                                      --------
                                                       101,403
                                                      --------
Expenses:
Commissions.......................................      34,158
Management fees...................................       7,105
Other transaction fees............................       3,472
Other expenses....................................       8,563
                                                      --------
                                                        53,298
                                                      --------
Net gain..........................................    $ 48,105
                                                      --------
                                                      --------

STATEMENT OF CHANGES IN NET ASSET VALUE
----------------------------------------------------------------
For the period from November 30, 2002
 to December 27, 2002
                                                          Per
                                            Total       Interest
                                          ----------    --------
Net asset value at beginning of period
 (78,423.328 interests).................  $7,283,352    $  92.87
Contributions...........................     218,800
Net gain................................      48,105
Redemptions.............................     (47,764)
                                          ----------
Net asset value at end of period
 (80,261.245 interests).................  $7,502,493       93.48
                                          ----------
                                          ----------
                                                        --------
Change in net asset
 value per interest.................................    $   0.61
                                                        --------
                                                        --------
Percentage change...................................        0.66%
                                                        --------
                                                        --------
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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series D is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                               /s/ Steven Weinreb
                               ------------------
                               by: Steven Weinreb
                            Chief Financial Officer